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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 14D-1/A
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                                COMBICHEM, INC.
                           (NAME OF SUBJECT COMPANY)

                      E.I. DU PONT DE NEMOURS AND COMPANY
                              DUPONT PHARMA, INC.
                                DPC NEWCO, INC.
                                   (BIDDERS)

                         COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  20009P-10-3
                         (CUSIP NUMBER OF COMMON STOCK)

                            DONALD P. MCAVINEY, ESQ.
                      E.I. DU PONT DE NEMOURS AND COMPANY
                              DUPONT PHARMA, INC.
                                DPC NEWCO, INC.
                               1007 MARKET STREET
                           WILMINGTON, DELAWARE 19898
                                 (302) 774-9564
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  COPIES TO:
                             JUSTIN P. KLEIN, ESQ.
                    BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                        1735 MARKET STREET, 51ST FLOOR
                          PHILADELPHIA, PENNSYLVANIA
                                (215) 864-8606
                               ----------------
                           CALCULATION OF FILING FEE
================================================================================
          TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
          $101,374,106                             $20,274
================================================================================

* FOR PURPOSES OF CALCULATING FEE ONLY. THIS AMOUNT IS BASED ON A PER SHARE OFFERING PRICE OF $6.75 FOR 13,489,604 SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 27, 1999, PLUS THE NUMBER OF SHARES ASSUMED ISSUABLE PURSUANT TO EXERCISE OF OUTSTANDING OPTIONS AND WARRANTS TO PURCHASE SHARES OF COMMON STOCK. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE AGGREGATE OF THE CASH OFFERED BY THE BIDDERS.

[x] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.


     AMOUNT PREVIOUSLY PAID:      $20,274
     FORM OR REGISTRATION NO.:    Schedule 14D-1
     FILING PARTY:                E.I. du Pont de Nemours and  Company, DuPont
                                    Pharma, Inc., and DPC Newco, Inc.
     DATE FILED:                  October 12, 1999


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     This Amendment No. 3 amends the Tender Offer Statement on Schedule 14D-1 initially filed on October 12, 1999, as amended by Amendment No. 1 filed on October 22, 1999 and Amendment No. 2 filed on October 29, 1999 (as amended, the "Schedule 14D-1"), relating to a tender offer by DPC Newco, Inc. ("Offeror"), a Delaware corporation and a direct wholly owned subsidiary of DuPont Pharma, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of E.I. du Pont de Nemours and Company, a Delaware corporation ("Parent"), to purchase all outstanding shares (the "Shares") of Common Stock, par value $.001 per share (the "Common Stock"), of CombiChem, Inc., a Delaware corporation (the "Company"), at a purchase price of $6.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-1, respectively. Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning given to such term in the Schedule 14D-1 or in the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION.  The information set forth in Items 10(c) and
(e) of the Schedule 14D-1 is hereby amended and supplemented as follows:

     (c) As previously disclosed in Amendment No. 1 to this Schedule 14D-1, on October 12, 1999, Parent filed a Notification and Report Form with respect to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). The waiting period under the HSR Act expired on October 27, 1999.

     (e) As previously disclosed in Amendment No. 1 to this Schedule 14D-1, on October 15, 1999, a putative class action complaint for breach of fiduciary duty was filed in the Superior Court of the State of California, County of San Diego (the "Court"), by Alfred Ivers (the "Plaintiff"), on behalf of himself and all others similarly situated, against the Company, its board of directors, Parent, Offeror, Donaldson, Lufkin & Jenrette Securities Corporation, the Company's investment advisor ("DLJ"), and "DOES 1-25." The complaint was filed as Exhibit(g)(1) to Amendment No. 1 to this Schedule 14D-1.

     On November 1, 1999, counsel for the Company, its board of directors, Parent, Offeror and DLJ (collectively, the "Defendants") entered into an agreement in principle with counsel for the Plaintiff providing for the settlement of the action (the "Settlement"). The terms and conditions of the Settlement are set forth in a Memorandum of Understanding dated October 29, 1999 (the "MOU"), which is summarized below.

     The MOU contemplates the execution by the Defendants and the Plaintiff of a stipulation of settlement (the "Stipulation") and such other documentation as may be required in order to obtain the final approval of the Court of the Settlement and the dismissal of the action with prejudice (the "Settlement Documents"). Under the MOU, the Stipulation is to expressly provide for, among other things, (1) the certification as a class for settlement purposes of persons who tendered Shares prior to the expiration of the Offer or held Shares as of the expiration of the Offer (the "Class"), (2) the entry of a judgment of dismissal of the action with prejudice as to all of the Defendants and (3) a release and settlement of all claims against all of

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the Defendants and related parties. The Stipulation is to further provide that the Defendants have denied and continue to deny that they have committed or attempted to commit any violations of law or breached any duty owed to the Company and/or its stockholders or otherwise.

     In the MOU, the Company and its board of directors acknowledge that Amendment No. 2 to the Company's Schedule 14D-9 was mailed to the Company's stockholders beginning on October 29, 1999 as a direct result of the prosecution of the action and negotiations between counsel for the Company and its board of directors and counsel for the Plaintiff. The MOU provides for the payment of $450,000 to counsel for the Plaintiff for fees and expenses and further provides that the Company may terminate the Settlement if Class members owning more than 10% of the Shares request exclusion from the Class.

     The Settlement is subject to, among other things, the drafting and execution of the Settlement Documents, the mailing of a notice of settlement to potential Class members and the final approval of the Settlement and dismissal of the action with prejudice by the Court.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    November 4, 1999


                              E.I. DU PONT DE NEMOURS AND COMPANY


                              By: /s/ Susan M. Stalnecker
                                 --------------------------
                              Name: Susan M. Stalnecker
                              Title: Vice President and Treasurer

                              DUPONT PHARMA, INC.


                              By: /s/ Susan M. Stalnecker
                                 --------------------------
                              Name: Susan M. Stalnecker
                              Title: President

                              DPC NEWCO, INC.


                              By: /s/ Steven J. Capolarello
                                 -------------------------
                              Name: Steven J. Capolarello
                              Title: Vice President

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